

April 5, 2007

via U.S. mail and facsimile

Edward F. Lonergan, Chief Executive Officer
JohnsonDiversey, Inc
8310 16th Street
Sturtevant, Wisconsin 53177-0902

> **RE:** **JohnsonDiversey, Inc. File No. 333-97427**
> **JohnsonDiversey Holdings, Inc. File No. 333-108853**
> **Form 10-K for the Fiscal Year Ended December 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**

Dear Mr. Lonergan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief